



10026648

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response..... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2009___ AND ENDING ___DECEMBER 31, 2009___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERLING MONROE SECURITIES LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

168 FOREST AVENUE

(No. and Street)

LOCUST AVENUE	NY	11560
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MONROE DIEFENDORF   516 759 3900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC
Mail Processing
Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN GREVE & COMPANY, CPA P.C.

MAR 02 2010

(Name – *if individual, state last, first, middle name*)

Washington, DC
107

485 JERICHO TURNPIKE, MINEOLA, NY		11501		
(Address)	(City)		(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____ MONROE DIEFENDORF _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ STERLING MONROE SECURITIES LLC _____ , as

of _____ DECEMBER 31, _____ , 20 09 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

DEMETRI DOUMAS
Notary Public - State of New York
NO. 01DO6196676
Qualified in Nassau County
My Commission Expires _1/5/13_

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STERLING MONROE SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2009

TABLE OF CONTENTS

COHEN GREVE & COMPANY CPA, P.C.

Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sterling Monroe Securities, LLC
Locust Valley, New York

We have audited the accompanying comparative balance sheet of Sterling Monroe Securities, LLC as of December 31, 2009 and 2008 and the related comparative statements of income and members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Monroe Securities, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Schedules II and III are supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Greve & Company PC

Mineola, NY
February 17, 2010

1

A S S E T S

	2009	2008
Current Assets		
Cash	$ 66,430	$ 79,483
Prepaid Expense	-	1,000
Deposit at Clearing Broker (Note 3)	15,010	15,010
Related Party Receivable	30,500	30,500
Income Receivable	56,708	94,663
Total Current Assets	168,648	220,656
Fixed Assets (net of accumulated depreciation of $5,120 in 2009 and $3,072 in 2008)	1,026	3,074
TOTAL ASSETS	$ 169,674	$ 223,730

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Current Liabilities		
Accrued expenses	$ 99,593	$ 92,037
Total Current Liabilities	99,593	92,037
Members' Equity		
Members' equity	70,081	131,693
Total	70,081	131,693
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 169,674	$ 223,730

	2009	2008
Income	$ **728,989**	$1,288,442
Expenses	**770,601**	1,192,644
NET INCOME (LOSS)	**(41,612)**	95,798
Beginning Members' Equity	**131,693**	55,895
Equity Contributions		-
Equity Distributions	**(20,000)**	(20,000)
ENDING MEMBERS' EQUITY	$ **70,081**	$ 131,693

2009

	Total		Monroe Diefendorf		Christine Diefendorf	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Beginning of Year	20.0	$ 131,693	19.5	$ 127,903	0.5	$ 3,790
Distributions		(20,000)		(20,000)		
Net Income (Loss)	-	(41,612)	-	(40,571)	-	(1,041)
End of Year	20.0	$ 70,081	19.5	$ 67,332	0.5	$ 2,749

2008

	Total		Monroe Diefendorf		Christine Diefendorf	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Beginning of Year	20.0	$ 55,895	19.5	$ 54,498	0.5	$ 1,397
Distributions		(20,000)		(20,000)		
Net (Loss)	-	95,798	-	93,405	-	2,393
End of Year	20.0	$ 131,693	19.5	$ 127,903	0.5	$ 3,790

	2009	2008
Cash Flows from Operating Activities		
Net Income	$ (41,612)	$ 95,798
Adjustments to reconcile net income to net cash provided by		
(Used in) Operating Activities:		
Depreciation	2,048	2,048
Changes in:		
Prepaid assets	1,000	17,826
Deposits in Clearing Broker	-	9
Related Party Receivable	-	(30,500)
Income Receivable	37,955	(735)
Accrued Expenses	7,556	9,057
Total adjustments	48,559	(2,295)
Net Cash Provided by Operating Activities	6,947	93,503
Cash Flows From Investing Activities		
Equipment Purchases	-	-
Net Cash (Used in) Investing Activities	-	-
Cash Flows From Financing Activities		
Shareholder Distributions	(20,000)	(20,000)
Net Cash (Used in) Financing Activities	(20,000)	(20,000)
NET INCREASE (DECREASE) IN CASH	(13,053)	73,503
CASH AT BEGINNING OF PERIOD	79,483	5,980
CASH AT END OF PERIOD	$ 66,430	$ 79,483

Supplemental Disclosures

Cash Paid for:		
Interest	$ -	$ -
Income taxes	$ 1,016	$ 375

Note 1 – ORGANIZATION AND NATURE OF BUSINESS

Sterling Monroe Securities, LLC (the "Company") is a registered general securities broker-dealer and is subject to regulation of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company operates as an introductory security dealer, earning commissions on investments recommended through financial planning activities of related companies.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting.

The Company has elected to be treated as a Limited Liability Corporation for Federal and New York State tax purposes. Under this election, the Corporation's taxable income or loss is reported by its members. Therefore, no provision for Federal or New York State tax is required.

As of December 31, 2009, all income receivable were considered by management to be fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 – CLEARING BROKER ACCOUNT

Amounts due to the clearing brokers are secured by a deposit in the amount of $15,010. As of December 31, 2009 there were net commissions due from the clearing broker in the amount of $29,622.

Note 4 - RELATED PARTIES

Effective July 1, 2004, the Company entered into a Management Agreement with a related company, Diefendorf Management Services, LLC (DMS). The purpose of the Management Agreement is to allow the Company to pay its share of allocable expenses to DMS. The agreement provides for a fixed amount to be paid to DMS. Effective January 1, 2009 the Company revised its' agreement to a new fixed amount of $8,500 per month. From August 1, 2009 through November 30, 2009, the amount was revised to $11,750 on December 1, 2009. The amount was revised to $8,500.

<p style="text-align:center">Total paid in 2009   <u>$115,000</u></p>

Effective October 1, 2008, the Company entered into a Management Agreement with a related party, Diefendorf Management Services, LLC (DMS). The purpose of the agreement is to allow the Company to pay its share of the aggregation software costs. The agreement provides a fixed amount of $3,000 per month to be paid to DMS. The agreement does not have a termination date. The amount paid to DMS during 2009 was $36,000.

Note 4 - RELATED PARTIES CONT'D

The Company paid commission to its principal shareholder during 2009. Total commissions paid for 2009 were 354,117. The Company paid expenses on behalf of a related party. As of December 31, 2009, the receivable is $30,500.

The Company leases office space located at 168 Forest Avenue, Locust Valley, New York, from a related party. See Note 5 for details of this rental arrangement.

Note 5 - COMMITMENTS

The Company is obligated under a lease for office space located at 168 Forest Avenue, Locust Valley, New York through December 31, 2010. Annual rent expense is $12,000 per annum. The minimum annual rent through 2010 is as follows:


2010 $ 12,000


Note 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, The Company is subject to the Uniform Net Capital Rules of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness." As of December 31, 2009 the Company's "Net Capital" was $38,555. This exceeds the requirements by $31,912. The ratio of "Aggregate Indebtedness" to "Net Capital" was 2.58 to 1 at December 31, 2009.

Note 7 - CONCENTRATIONS

During 2009, the three largest companies from which the Sterling Monroe Securities, LLC earned commission income, accounted for 21%, 18% and 18% of total commissions earned for the year. Due to the nature of the business and the Company's ability to earn similar commissions from many sources, the Company does not feel that such concentration can have a material effect on its ability to earn commissions from other sources.

STERLING MONROE SECURITIES, LLC

SUPPLEMENTARY INFORMATION

December 31, 2009

Income:	2009	2008
Commission Income	$ 728,989	$ 1,285,574
Other income	-	2,525
Interest	-	343
TOTAL INCOME	$ 728,989	$ 1,288,442

Expenses:	2009	2008
Advertising	$ 2,048	$ -
Commissions	522,198	935,451
Dues and Subscriptions	632	1,133
NASD fees	12,264	14,170
Insurance	14,425	6,340
Computer Software and Repairs	57,578	62,063
Other General and Administrative	789	3,740
Website Fees and Upgrades	2,382	1,715
Professional Fees	23,394	26,217
Licenses and Registrations	1,789	5,702
Rent	12,000	12,000
Membership Fees	590	300
Professional Development	-	5,750
Education and Seminars	2,439	13,690
Management Fees	115,000	102,000
Depreciation	2,048	2,048
Corporation Tax	1,025	325
TOTAL EXPENSES	$ 770,601	$ 1,192,644

	2009	2008
CREDITS		
Member's equity	$ 70,081	$ 131,693
DEBITS		
Property and equipment	(1,026)	(3,074)
Related party receivables	(30,500)	(30,500)
Prepaid expenses	-	(1,000)
Total debits	(31,526)	(34,574)
Net Capital	38,555	97,119
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $99,953	6,643	6,139
EXCESS NET CAPITAL	31,912	90,980
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.58 to 1.00	.95 to 1.00
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accrued Expenses	99,953	92,037
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2009		
Net capital as reported in Company's Part IIA (unaudited) Focus report	81,139	108,647
Net audit adjustments	(11,058)	23,046
Net Capital per above	$ 70,081	$ 131,693

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement

Pursuant to Paragraph (d)(4) of Rule 17a-5, there are material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA.

COHEN GREVE & COMPANY CPA, P.C.

Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Sterling Monroe Securities, LLC
Locust Valley, New York

In planning and performing our audit of the financial statements and supplemental schedules of Sterling Monroe Securities, LLC (the Company) for the years ended December 31, 2009 and 2008, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1- Making quarterly securities examinations, counts, verification, and comparisons.
2- Recordation of differences required by rule 17a-13.
3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

INDEPENDENT AUDITOR'S REPORT (cont'd)

not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by an employee in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Sterling Monroe Securities, LLC to achieve all the divisions of duties and cross checks generally included in the internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Greve & Company, PC

Mineola, NY
February 17, 2010